# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RELIABILITY INCORPORATED, CIK 0000034285
CUSIP: 759903107
Title of class of securities: Common Stock of Reliability Incorporated (OTC:RLBY)
Address of issuer's principal executive offices: 22505 Gateway Center Drive, Box 71, Clarksburg, Maryland (MD), 20871
Date of event which requires filing of this statement: 04/07/2026
Filed by CIK 0001792101
Persons authorized to receive notices and communications: Mark R. Speck, 22505 Gateway Center Drive, PO Box 71, Clarksburg, Maryland (MD), 20871, 202-965-1100

## Reporting persons
- Mark R. Speck (CIK 0001792101): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,014,882; shared voting power 261,170; sole dispositive power 3,014,882; shared dispositive power 261,170; aggregate amount beneficially owned 3,276,052 (7.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock of Reliability Incorporated (OTC:RLBY)
Name of issuer: RELIABILITY INCORPORATED
Address of issuer's principal executive offices: 22505 Gateway Center Drive, Box 71, Clarksburg, Maryland (MD), 20871

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Mark Speck
Residence or business address: 22505 Gateway Center Drive, Clarksburg, Maryland 20871
Present principal occupation or employment: Mark Speck serves as Chief Financial Officer of Reliability Incorporated, a provider of workforce solutions including employer of record services, staffing solutions, managed services, and video production services, with principal executive offices at 22505 Gateway Center Drive, Clarksburg, Maryland 20871.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mark Speck acquired beneficial ownership of the shares through a combination of (i) transfers of equity interests from prior owners of The Maslow Media Group, Inc. in connection with transactions preceding the Issuer's reverse merger, and (ii) equity consideration received in connection with a convertible note financing involving the Issuer.

No borrowed funds were used in connection with such acquisitions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares for investment and strategic purposes.

The Reporting Person may, in his capacity as an officer of the Issuer, engage in discussions with management and the Board regarding strategic alternatives, including capital raising transactions, potential business combinations, operational initiatives, and other actions intended to enhance shareholder value.

The Reporting Person does not currently have any plans or proposals to effect any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, although they may, from time to time, evaluate such alternatives in light of their roles with the Issuer.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares or dispose of shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mark Speck beneficially owns 3,276,052 shares of Common Stock, representing approximately 7.01% of the Issuer's outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mark Speck has sole voting and dispositive power over 3,014,882 shares and shared voting and dispositive power over 261,170 shares held by Hawkeye Enterprises, an entity controlled by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described herein, no transactions in the Common Stock were effected by the Reporting Person during the past 60 days. The Reporting Person is filing this Schedule 13D promptly upon obtaining the necessary EDGAR access credentials.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Mark R. Speck: /s/ Mark R. Speck, Mark R. Speck, CFO (04/22/2026)